                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 FIRSTMARK CORP.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.20
                         (Title of Class of Securities)

                                   337908 20 6
                                 (CUSIP Number)

       H. WILLIAM COOGAN, JR.            THE H. WILLIAM COOGAN IRREVOCABLE TRUST
         1801 LIBBIE AVENUE                     SUSAN C. COOGAN, TRUSTEE
              SUITE 201                            4712 CHARMIAN ROAD
      RICHMOND, VIRGINIA 23226                  RICHMOND, VIRGINIA 23226
           (804) 240-8297                            (804) 353-6542

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 27, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties whom copies for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  337908 20 6

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     H. William Coogan, Jr.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group        (a) [x]    (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America

--------------------------------------------------------------------------------
                           7.  Sole Voting Power

     Number of                 H. William Coogan, Jr. - 1,545,379
     Shares              -------------------------------------------------------
     Beneficially          8.  Shared Voting Power
     Owned by
     Each                      -0-
     Reporting           -------------------------------------------------------
     Person                9.  Sole Dispositive Power
     With

                               H. William Coogan, Jr. - 1,499,941/(1)/
                         -------------------------------------------------------
                         10.   Shared Dispositive Power

                               -0-

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     H. William Coogan, Jr. - 1,545,379/(1)/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     H. William Coogan, Jr. - 28.9%/(2)/
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN

--------------------------------------------------------------------------------

/(1)/ Does not include 45,438 shares of Common Stock to be acquired pursuant to the terms of certain Securities Purchase Agreements. Mr. Coogan has voting power with respect to such shares as a result of proxies granted to him. See Item 4 herein for more information.

/(2)/ Based on 5,342,043 shares of Common Stock issued and outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2002.

                               Page 2 of 9 pages

CUSIP No.  337908 20 6

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     The H. William Coogan Irrevocable Trust

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group     (a) [x]      (b) [_]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

     Not Applicable

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America

--------------------------------------------------------------------------------
                           7.  Sole Voting Power

     Number of                 1,162,903
     Shares              -------------------------------------------------------
     Beneficially          8.  Shared Voting Power
     Owned by
     Each                      -0-
     Reporting           -------------------------------------------------------
     Person                9.  Sole Dispositive Power
     With

                               1,162,903

                         -------------------------------------------------------
                           11. Shared Dispositive Power

                               -0-

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,162,903

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Share
     (See Instructions) [_]

     Not Applicable

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     21.8%/(1)/

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO (trust)
--------------------------------------------------------------------------------

/(1)/ Based on 5,342,043 shares of Common Stock issued and outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2002.

                               Page 3 of 9 pages

CUSIP No.  337908 20 6

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Susan C. Coogan

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of Group           (a) [x]  (b) [_]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

    Not Applicable

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States of America

--------------------------------------------------------------------------------
                           7.  Sole Voting Power

    Number of                  1,162,903
    Shares              --------------------------------------------------------
    Beneficially          8.   Shared Voting Power
    Owned by
    Each                       -0-
    Reporting           --------------------------------------------------------
    Person                9.   Sole Dispositive Power
    With
                               1,162,903
                        --------------------------------------------------------
                          12.  Shared Dispositive Power

                               -0-

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,162,903

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [_]

    Not Applicable

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    21.8%/(1)/

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN

--------------------------------------------------------------------------------

/(1)/ Based on 5,342,043 shares of Common Stock issued and outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2002.

                               Page 4 of 9 pages

CUSIP No. 337908 20 6

     This Amendment No. 3 ("Amendment No. 3") hereby amends and supplements (i) the statement on Schedule 13D originally filed by H. William Coogan, Jr. ("Mr. Coogan") with the Securities and Exchange Commission (the "SEC") on April 14, 1997, as amended on May 12, 1997 and on July 19, 2002; and (ii) the statement on
Schedule 13D originally filed by The H. William Coogan Irrevocable Trust (the "Trust") and Susan C. Coogan ("Ms. Coogan") with the SEC on April 14, 1997, as amended on May 12, 1997 and July 19, 2002 (as previously so amended and supplemented, the "Statements"), with respect to shares of common stock, par value $0.20 per share (the "Common Stock"), of Firstmark Corp., a Maine corporation (the "Issuer"). Each of Mr. Coogan, the Trust and Ms. Coogan is referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."

     Unless otherwise expressly set forth herein, capitalized terms not defined in this Amendment No. 3 have the meanings given to such terms in the Statements.

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 3 relates to the Common Stock of the Issuer. As reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2002, the address of the principal executive offices of the Issuer is 2700 Via Fortuna, Suite 400, Austin, Texas 78746.

ITEM 2.  IDENTITY AND BACKGROUND.

     No change from the Statements for Mr. Coogan, the Trust and Ms. Coogan.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On various dates from July 11, 2002 through August 9, 2002, Mr. Coogan entered into 30 Securities Purchase Agreement and Option to Acquire Shares contracts (each a "Securities Purchase Agreement" and together the "Securities Purchase Agreements") with certain holders of the Issuer's Common Stock. The form of the Securities Purchase Agreement, was filed as Exhibit B to Amendment No. 2 to Schedule 13D, as filed by the Reporting Persons on July 19, 2002. As of the date of this filing, the total number of shares of Common Stock that Mr. Coogan has purchased under certain Securities Purchase Agreements is 443,552, and the per share purchase price is $1.00, for a total acquisition purchase price of $443,552 in the aggregate. Mr. Coogan used his personal funds as the source of funds used to acquire the shares under the Securities Purchase Agreements.

     Mr. Coogan has not yet purchased shares under five Securities Purchase Agreements relating to an aggregate of 45,438 shares. Out of those five Securities Purchase Agreements, four agreements relating to 44,338 shares have been amended to extend the closing date of the delivery of the shares until such time as delivery can be made by each Seller (as defined in Item 4 herein). Mr. Coogan anticipates similarly amending the Securities Purchase Agreement relating to 1,100 shares of Common Stock in the near future. Mr. Coogan expects to use his personal funds as the source of funds to be used to acquire the 45,438 shares under the five Securities Purchase Agreements.

     In addition, on various dates from July 10, 2002 through July 17, 2002, Mr. Coogan purchased an aggregate of 55,000 shares of Common Stock in the open market for an aggregate purchase price of $83,620.91. The purchases were made funded by Mr. Coogan's personal funds. Mr. Coogan has provided information on the open market purchases in the Statements.

                               Page 5 of 9 pages

CUSIP No. 337908 20 6

     The Trust received 1,162,903 shares of Common Stock in April 1997 upon consummation of the conversion described in the Statements filed by the Trust and Ms. Coogan. Neither the Trust nor Ms. Coogan has purchased or otherwise acquired shares of Common Stock other than as described in the Statements and herein.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Beginning July 11, 2002 and through August 9, 2002, Mr. Coogan entered into 30 Securities Purchase Agreements. Pursuant to the terms of the Securities Purchase Agreements, certain individual holders of the Issuer's Common Stock (each a "Seller" and together the "Sellers") agreed to sell to Mr. Coogan a certain number of shares of Common Stock held by each Seller at a per share purchase price of $1.00. The total number of shares of Common Stock that Mr. Coogan has purchased under certain Securities Purchase Agreements is 443,552, for an aggregate acquisition purchase price of $443,552.

     As indicated in Item 3 herein, Mr. Coogan has not yet purchased shares under five Securities Purchase Agreements relating to an aggregate of 45,438 shares. Pursuant to the terms of those agreements, and pending the closing of the purchase of shares of Common Stock by Mr. Coogan from the Sellers pursuant to the five Securities Purchase Agreements, each such Seller has constituted and appointed Mr. Coogan to be the Seller's true and lawful attorney-in-fact to vote the shares held by the Seller on the date of the Securities Purchase Agreements on any and all matters that may be put to a vote of shareholders of the Issuer at any regular or special meeting of shareholders of the Issuer or otherwise. Subject to the terms of the Securities Purchase Agreements, such proxy granted to Mr. Coogan is irrevocable.

     Mr. Coogan's acquisition of Common Stock pursuant to certain Securities Purchase Agreements, and the proxy power granted by the Sellers to Mr. Coogan pursuant to the terms of the Securities Purchase Agreements, together with Mr. Coogan's open market purchases of Common Stock, have resulted in the Reporting Persons having the power to vote and direct the vote of approximately 50.7% of the issued and outstanding shares of the Issuer's Common Stock, or over a majority of the Common Stock. As a result, the Reporting Persons have the power, among other things, to vote on and elect all of the members of the board of directors of the Issuer (the "Board").

     On July 12, 2002, Mr. Coogan, in his capacity as President of the Issuer, called a substitute annual meeting of the Issuer (the "Annual Meeting") to (i) fix the number of directors to serve until the next annual meeting of shareholders, (ii) elect directors to serve until the next annual meeting of shareholders, and (iii) ratify the appointment of Ernst & Young, LLP to audit the Issuer's financial statements for its 2002 fiscal year. On August 23, 2002, Mr. Coogan filed definitive proxy materials (the "Coogan Proxy Statement") with the Securities and Exchange Commission relating to his solicitation of proxies from the shareholders of the Issuer in connection with the Annual Meeting, and on that date began mailing the Coogan Proxy Statement to shareholders of the Issuer as of the close of business on August 9, 2002, the record date for the Annual Meeting. Specifically, Mr. Coogan has delivered the Coogan Proxy Statement in order to solicit proxies from shareholders of the Issuer's Common Stock to vote for (i) for fixing the number of directors to serve until the next annual meeting of shareholders at six, (ii) electing Mr. Coogan's director-nominees presented in the Coogan Proxy Statement to serve as directors of the Issuer, and (iii) ratifying the appointment of Ernst & Young, LLP to audit the Issuer's financial statements for 2002.

                               Page 6 of 9 pages

CUSIP No. 337908 20 6

     Because Mr. Coogan and Ms. Coogan collectively control approximately 50.7% of the shares of Issuer's Common Stock, they would have the ability to establish a quorum at the Annual Meeting and to vote for (a) fixing the number of directors to serve until the next annual meeting of shareholders at six, and (b) electing Mr. Coogan's director-nominees presented in the Coogan Proxy Statement to serve as directors of the Issuer. As a result, the election of Mr. Coogan's director-nominees would be assured.

     Each Reporting Person reserves the right to increase or decrease the size of their respective investments in the Issuer.

     Except as disclosed herein, the Reporting Persons have no present plans or proposals that relate to or would result in any actions or events required to be described in Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, Mr. Coogan beneficially owns an aggregate of 1,545,379 shares of Common Stock, including 45,438 shares of Common Stock that Mr. Coogan has the right to acquire under certain Securities Purchase Agreements. Based on the Issuer's Form 10-QSB for the quarter ended June 30, 2002, which indicates that there are 5,342,043 shares of Common Stock outstanding, Mr. Coogan beneficially owns approximately 28.9% of said outstanding shares of Common Stock of the Issuer.

     As of the date hereof, the Trust, and Ms. Coogan, as trustee, beneficially own an aggregate of 1,162,903 shares of Common Stock. Based on the Issuer's Form 10-QSB for the quarter ended March 31, 2002, which indicates that there are 5,342,043 shares of Common Stock outstanding, the Trust, and Ms. Coogan, as trustee, beneficially own approximately 21.8 % of said outstanding shares of Common Stock of the Issuer.

     (b) Mr. Coogan possesses the sole power to vote or direct the vote of 1,545,379 shares of Common Stock. Mr. Coogan has the sole power to dispose or direct the disposition of 1,499,941 shares of Common Stock.

     The Trust possesses the sole power to vote or direct the vote and to dispose or direct the disposition of 1,162,903 shares of Common Stock, and Ms. Coogan, as trustee, possesses the sole power to vote or direct the vote and to dispose or direct the disposition of 1,162,903 shares of Common Stock.

     (c) Except as set for in Items 3 and 4 herein or in Exhibits C and D hereto, each of Mr. Coogan, the Trust or Ms. Coogan has not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

     (d) Not applicable.

                               Page 7 of 9 pages

CUSIP No. 337908 20 6

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Coogan is the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. On August 26, 2002, Ms. Coogan was appointed a director of the Issuer to fill a vacancy on the Board.

     Except as disclosed in Item 3 and Item 4 herein or in the exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Coogan and any other person with respect to the securities of the Issuer. Mr. Coogan and Ms. Coogan are husband and wife.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement to Joint Filing of Amendment No. 3 to Schedule
                 13D among H. William Coogan, Jr., The H. William Coogan Irrevocable Trust and Susan C. Coogan

     Exhibit B - Form of Securities Purchase Agreement and Option to Acquire
                 Shares (incorporated by reference from Amendment No. 2 to
                 Schedule 13D filed by the Reporting Persons on July 19, 2002)

     Exhibit C - Information on Open Market Purchases

     Exhibit D - Information on Parties to the Securities Purchase
                 Agreements.

                               Page 8 of 9 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2002                /s/ H. William Coogan, Jr.
                                      ------------------------------------------
                                      H. William Coogan, Jr.


                                      THE H. WILLIAM COOGAN IRREVOCABLE TRUST


Dated: August 28, 2002                /s/ Susan C. Coogan, Trustee
                                      ------------------------------------------
                                      By: Susan C. Coogan, Trustee

Dated: August 28, 2002                /s/ Susan C. Coogan
                                      ------------------------------------------
                                      Susan C. Coogan

                                Page 9 of 9 pages

                                                                       Exhibit A

                          AGREEMENT TO JOINT FILING OF
                         AMENDMENT NO. 3 TO SCHEDULE 13D

     The undersigned agree to the filing of a single statement on Schedule 13D on behalf of each of them in respect of the common stock of Firstmark Corp. beneficially owned by them.

Dated: August 28, 2002                     /s/ H. William Coogan, Jr.
                                           -------------------------------------
                                           H. William Coogan, Jr.


                                           H. WILLIAM COOGAN IRREVOCABLE TRUST


Dated: August 28, 2002                     /s/ Susan C. Coogan, Trustee
                                           -------------------------------------
                                           By: Susan C. Coogan, Trustee

Dated: August 28, 2002                     /s/ Susan C. Coogan
                                           -------------------------------------
                                           Susan C. Coogan

                                                                       Exhibit C

                      Information on Open Market Purchases

       Date
    Purchased                       Shares               Share Price               Commission            Total Cost
-----------------             -----------------      -----------------         -----------------       ---------------
July 10, 2002                          2,000            $    1.05                $     94.50            $  2,194.50
                              =================                                                         ==============

July 15, 2002                            500            $    1.35                      30.38            $    705.38
                                       1,000            $    1.30                      58.50            $  1,358.50
                                      10,000            $    1.45                     652.50            $ 15,152.50
                                       7,000            $    1.45                     456.75            $ 10,606.75
                                         500            $    1.28                      28.80            $    668.80
                              -----------------                                                        ---------------
                                      19,000                                                            $ 28,491.93
                              =================                                                        ===============

July 16, 2002                         20,000            $    1.49                   1,341.00            $ 31,141.00
                                       3,000            $    1.49                     201.15            $  4,671.15
                                         500            $    1.48                      33.30            $    773.30
                              -----------------                                                        ---------------
                                      23,500                                                            $ 36,585.45
                              =================                                                        ===============

July 17, 2002                         10,000            $    1.49                     670.50            $ 15,570.50
                                         500            $    1.49                      33.53            $    778.53
                              -----------------                                                        ---------------
                                      10,500                                                            $ 16,349.03
                              =================                                                        ===============

TOTAL                                 55,000                                                            $ 83,620.91
                              =================                                                        ===============

                                                                       Exhibit D

                          Information on Parties to the
                         Securities Purchase Agreements

                                                                                            Number
Date                 Seller                                                               of Shares
----                 ------                                                               ---------
July 11, 2002        Jeffrey Vigue                                                           5,000
July 11, 2002        Michael E. and Sally E. Bouthot JT Ten                                  2,000
July 11, 2002        Clyde Campbell, Trustee
                     Ada Campbell, Trustee, The Campbell Living Trust                       12,624
July 11, 2002        Millard S. Parlin Jr.                                                   5,000
July 11, 2002        Robert W. Getchell                                                      2,000(1)
July 11, 2002        John Joseph Jr., Custodian -
                     Caroline M. Joseph UGMA ME                                              2,000
July 11, 2002        John Joseph Jr., Custodian -
                     Amy H. Joseph UGMA ME                                                   2,000
July 11, 2002        John Joseph Jr., Custodian -
                     John M. Joseph, III, UGMA ME                                            2,000
July 11, 2002        Tessa K. Joseph                                                         2,000
July 11, 2002        Elsie P. Viles                                                         18,000
July 11, 2002        William T. Adamson II                                                   2,355
July 11, 2002        Clarence and Barbara Herrick, Trustees, Herrick Living Trust            1,100(1)
July 11, 2002        Susan Bassi Brown                                                      10,000
July 11, 2002        Kristopher M. Gilbert-Vigue                                             1,525
July 11, 2002        Ivy L. Gilbert                                                         22,837
July 11, 2002        Ivy L. Gilbert, as President of
                     GV Financial Group                                                     30,000
July 11, 2002        James F. Vigue                                                         27,500
July 11, 2002        Walter H. Zukowski, Trustee -
                     Walter H. Zukowski Trust                                               72,952
July 11, 2002        Harold L. Vigue, Trustee -
                     Vigue Loving Trust                                                     20,000
July 11, 2002        Lorraine Kingsbury, Trustee -
                     Robert S. Kingsbury Family Trust                                       80,000
July 11, 2002        John M. Joseph, Trustee -
                     Joseph Family Trust                                                    27,447
July 11, 2002        William G. Savage, Trustee -
                     Savage Family Trust                                                    27,812
July 15, 2002        John Vigue for
                     Oyster River Management                                                 8,500(1)
July 15, 2002        Arthur J. Haug, Trustee -
                     The Haug Loving Trust                                                  25,000
July 16, 2002        Warren M. Aldred and Beverly L. Aldred                                 37,500
July 17, 2002        John T. Wyand, Trustee -
                     John T. Wyand Trust                                                    30,549(1)

                         (table continued on next page)

                                                                                            Number
Date                 Seller                                                               of Shares
----                 ------                                                               ---------
July 23, 2002        Rock LaCroix & Bernadette LaCroix JT TEN                               4,000
August 5, 2002       Phil A. Whitney & Karin Whitney JT TEN                                 3,289(1)
August 9, 2002       George Joseph, Custodian -
                     Hannah W. Joseph UGMA ME                                               2,000
August 9, 2002       George Joseph, Custodian -
                     Lydia M. Joseph UGMA ME                                                2,000
                                                                                          ----------
                     Total                                                                488,990

___________________
(1) As of the date of the filing of this Amendment No. 2, Mr. Coogan has not purchased the indicated shares.

                                      D-2